FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For April 27, 2017

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel 42140

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____     No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1.	Press release dated April 27, 2017 – Cellcom Israel Ltd. Announces Extraordinary General Meeting of Shareholders

2.	Notice of the Extraordinary General Meeting of Shareholders – Proxy Statement

Item 1

CELLCOM ISRAEL LTD. ANNOUNCES EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NETANYA, Israel, April 27, 2017 – Cellcom Israel Ltd. (NYSE: CEL) announced today that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on Wednesday, June 7, 2017, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel. The record date for the Meeting is Monday, May 8, 2017.

The agenda of the Meeting is as follows:

(1-2)	re-election of Ronit Baytel and Joseph Barnea as external directors;

(3)	approval of remuneration to the Company's Chairman of the Board of Directors; and

(4)	approval of amendments to the Company's Articles of Association.

Quorum

Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Requirements

Items 1-2 require the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders or who do not have a personal interest in the approval of the election of the external director (other than a personal interest that is not the result of the shareholder's connections with a controlling shareholder) voted at the meeting vote in favor of the election of the external director; or (ii) the total number of shares among the shareholders described in section (i) above voted against the election of the external director does not exceed 2% of the aggregate voting rights in the Company.

Items 3-4 require the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter.

Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail, on or about May 10, 2017, to the Company’s shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via Depository Trust Company (DTC) members other than the Tel Aviv Stock Exchange Clearinghouse. Shareholders that hold shares via the Tel Aviv Stock Exchange Clearinghouse may access the proxy statement and a form of Hebrew ballot via the following websites: http://www.magna.isa.gov.il and http://maya.tase.co.il.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.801 million cellular subscribers (as at December 31, 2016) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

1

Item 2

CELLCOM ISRAEL LTD.

NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Extraordinary General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on Wednesday, June 7, 2017, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel, for the following purposes:

(1-2)	re-election of Ronit Baytel and Joseph Barnea as external directors;

(3)	approval of remuneration to the Company's Chairman of the Board of Directors; and

(4)	approval of amendments to the Company's Articles of Association.

Shareholders of record at the close of business on Monday, May 8, 2017 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Proxies are being mailed to shareholders registered with our U.S. transfer agent (including those who hold shares via participants of the Depository Trust Company other than the TASE Clearinghouse). Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange ("TASE") for trading thereon, such shareholder may vote in person or via proxy at the meeting or by delivering or mailing (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via the MAGNA online platform ("MAGNA") of the Israel Securities Authority ("ISA")) to the offices of the Company at the address set forth above, Attention: Liat Menahemi Stadler, VP Legal and Corporate Secretary. Voting at the meeting or by way of a written ballot requires a proof of ownership (ishur baalut), as of the Record Date, issued by that TASE member. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 31(d) of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors,

Liat Menahemi Stadler
VP Legal and Corporate Secretary

Dated: April 27, 2017

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Cellcom Israel Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of the Extraordinary General Meeting of Shareholders. The Meeting will be held on Wednesday, June 7, 2017, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel.

The agenda of the Meeting will be as follows:

(1-2)	re-election of Ronit Baytel and Joseph Barnea as external directors;

(3)	approval of remuneration to the Company's Chairman of the Board of Directors; and

(4)	approval of amendments to the Company's Articles of Association.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters. As more fully described in the Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than May 4, 2017.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above. To be valid, a proxy must be properly executed and received by the Company not less than 72 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting.

If a shareholder’s shares are held through a TASE member for trading thereon, such shareholder may vote in person or via proxy at the meeting or by delivering or mailing (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA) to the offices of the Company at the address set forth above, Attention: Liat Menahemi Stadler, VP Legal and Corporate Secretary. Voting at the meeting or by way of a written ballot requires a proof of ownership (ishur baalut), as of the Record Date, issued by that TASE member. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received prior to the above deadline, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on Monday, May 8, 2017 (the "Record Date") will be entitled to vote at the Meeting. Proxies are being mailed to shareholders registered with our U.S. transfer agent (including those who hold shares via participants of the Depository Trust Company other than the TASE Clearinghouse) on or about May 10, 2017 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On March 31, 2017, 100,606,203 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Restrictions under our Telecommunications Licenses

We provide our cellular services under a non-exclusive general license granted to us by the Ministry of Communications of the State of Israel. We also hold several other licenses for the provision of certain telecommunications services. According to our licenses, investors are prohibited from acquiring or transferring (alone or together with relatives or with other parties who collaborate on a regular basis) our Ordinary Shares, directly or indirectly (including by way of creating a pledge which if foreclosed, would result in the transfer of shares), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or from transferring any of our means of control if as a result of such transfer control over our Company will be transferred from one party to another, without the prior approval of the Ministry of Communications. In addition, according to our licenses, if you hold more than 5% of our means of control, you may not (i) hold, directly or indirectly, more than 5% of the means of control in Bezeq – The Israeli Telecommunications Corporation Ltd., or Bezeq, which is the incumbent landline operator in Israel, or in another cellular operator in Israel (subject to certain exceptions), (ii) serve as an office holder of one of our competitors, other than in specific circumstances and subject to the approval of the Ministry of Communications, or (iii) be party to any arrangement whatsoever with Bezeq or another cellular operator that is intended or is likely to restrict or harm competition in Israel in the field of cellular services, cellular handsets or other services provided through the cellular network. For more details relating to these restrictions, please see “Item 4.B – Business Overview – Government Regulations – Cellular Segment - Our Cellular License” of our Annual Report for 2016 on Form 20-F, filed with the U.S. Securities and Exchange Commission (the "SEC") on March 20, 2017, or our 2016 Annual Report, and our principal license, a convenience English translation of which is an exhibit to our Annual Reports. The holding and transfer restrictions under our licenses are posted on our website at http://investors.cellcom.co.il under “Investor Relations – Corporate Governance - Legal & Corporate.”

As required under our license, our Articles of Association provide that any holdings of our Ordinary Shares that contravene the holding or transfer restrictions contained in our licenses will not entitle the holder thereof to voting rights. In addition, our licenses and our Articles of Association require that as a condition to voting by any shareholders, in person or by proxy, at any meeting of our shareholders, such shareholder must certify whether or not his, her or its holdings of our Ordinary Shares contravene any of the restrictions contained in our licenses.

The enclosed form of proxy includes a box to mark to confirm that your holdings of our Ordinary Shares do not contravene any of the holding or transfer restrictions set forth in our licenses. If you do not mark this box, your vote will not be counted. If only a portion of your holdings of Ordinary Shares so contravenes, you may be entitled to vote the portion that does not contravene. In that case, please contact the Company's VP Legal at +972-52-998-9595 for instructions on how to vote your non-contravening Ordinary Shares or, if you hold your shares in "street name", you may ask the representative managing your account to contact the Company on your behalf.

Currency

Our financial statements are denominated in New Israeli Shekels ("NIS"). On March 31, 2017, the representative rate of exchange published by the Bank of Israel was NIS 3.632 to US$ 1.00.

Share Ownership

Unless specified otherwise, the following table sets forth information regarding beneficial ownership of our shares as of March 31, 2017, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of March 31, 2017. Any shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 100,606,203 ordinary shares outstanding as of March 31, 2017. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Discount Investment Corporation Ltd., or DIC*	45,926,502	45.65%
Psagot Investment House Ltd.**	7,111,029	7.07%
Directors and executive officers as a group (16 persons)***	712,647	0.71%

*	DIC, a public Israeli company traded on the Tel Aviv Stock Exchange, is owned 73.44% by IDB. Includes 30,325,647 ordinary shares held by DIC directly, 12,188,355 ordinary shares held by a wholly-owned subsidiary of DIC (namely, DIC Communication and Technology Ltd., an Israeli company) and 3,412,500 ordinary shares, representing approximately 3.39% of our issued and outstanding shares, held by few shareholders whose voting rights are vested in DIC. Does not include 349,000 ordinary shares (representing approximately 0.35% of our issued and outstanding shares) held as of March 31, 2017 by an indirect subsidiary of IDB for its own account and a total of 4,648,668 ordinary shares (representing approximately 4.62% of our issued and outstanding shares) held as of that date for members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by an indirect subsidiary of IDB and DIC. DIC has directly appointed one director in our company pursuant to our cellular license and our articles of association.

To our best knowledge, as of March 31, 2017, IDB, a private Israeli company whose debentures are traded on the Tel Aviv Stock Exchange, was wholly owned by various companies controlled by Mr. Eduardo Elzstain. Companies controlled by Mr. Elsztain also hold an additional approximately 6.62% of DIC's outstanding shares.

Approximately 31.8% of DIC's outstanding shares have been pledged by IDB as collateral to secure its TASE-listed debentures issued in November 2016.

Based on the foregoing, IDB (by reason of its control of DIC), companies controlled by Eduardo Elsztain (as described above), and Eduardo Elsztain may be deemed to share with DIC the power to vote and dispose of our shares beneficially owned by DIC. Each of these entities (other than DIC) and persons disclaims beneficial ownership of such shares, and all of these entities and persons disclaim beneficial ownership of our shares held under management of subsidiaries of IDB for others.

According to the Concentration Law, IDB and DIC may not retain control over our company beyond December 2019 so long as we are a third layer company in their pyramidal structure. IDB and DIC have announced that they are reviewing possible ways to deal with this restriction without having to forfeit control of us, such as by merging with each other or by taking IDB or DIC private (and making it free of publicly held debentures). There can be no assurance of how or when this would occur, if at all. IDB's privatization in March 2016 did not change our status as a third layer company, since IDB's debentures continue to be publicly traded. For information about the Concentration Law, see our 2016 Annual Report under "Item 3.D - legislation in Israel affecting corporate conglomerates could adversely affect us."

**	Based on a Schedule 13G filed by Psagot Investment House Ltd. with the SEC on February 15, 2017, it has shared dispositive power with respect to 7,111,029 shares and shared voting power with respect to 4,494,440 shares.

***	Includes 658,000 ordinary shares issuable upon the exercise of stock options that are exercisable on, or within 60 days following March 31, 2017, and 54,647 ordinary shares held by Mr. Ami Erel as of March 31, 2017.

AGENDA OF THE EXTRAORDINARY GENERAL MEETING

Items 1-2 – Re-election of External Directors

Our Board of Directors is currently comprised of six directors - Ami Erel (Chairman), Mauricio Wior (Vice Chairman), Shlomo Waxe, Ephraim Kunda, Ronit Baytel and Joseph Barnea.

Companies incorporated under the laws of the State of Israel whose securities have been offered to the public, such as the Company, are required by the Israeli Companies Law to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director of a company that has a controlling shareholder if the person is a relative of the controlling shareholder, or if the person, or the person’s relative, partner, employer, direct or indirect supervisor or any entity under the person’s control, has or had during the two years preceding the date of appointment, any affiliation with the company or any entity controlling, controlled by or under common control with the company. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination of an external director's service, the Company may not appoint such former external director as a director or employee of the Company or receive professional services from such former external director for pay.

Pursuant to the Companies Law, the external directors are required to be elected by the shareholders for a term of three years, which may be renewed for two additional three-year terms. Further extensions for terms of up to three years each are possible under certain conditions. All of the external directors of a company must be members of its audit committee and compensation committee and each other committee of a company’s board of directors which is authorized to exercise powers of the board of directors must include at least one external director. Our external directors are also considered independent directors under the rules of the Sarbanes-Oxley Act applicable to audit committee members.

Our external directors, Ronit Baytel and Joseph Barnea, were elected to our board of directors in our 2007 annual meeting of shareholders for an initial term of three years, which was extended in our 2010 and 2013 annual meetings of shareholders for additional terms of three year and in our 2016 annual meeting of shareholders for an additional term that will end on May 31, 2017. In April 2017 our Board of Directors nominated Ronit Baytel and Joseph Barnea for re-election as external directors for an additional term until the Company's 2018 Annual General Meeting. Prior to such nomination, our Audit Committee and Board of Directors determined that they believe that given Ms. Ronit Baytel and Mr. Joseph Barnea's expertise and extensive knowledge and familiarity with the Company, the challenges it is and has been facing, the markets and rapidly changing conditions in which it operates and in light of their special contribution to the Company's board of directors and committees work and deliberations over the past nine years, Ms. Ronit Baytel and Mr. Joseph Barnea's continued service as external directors is in the best interests of the Company.

Our Board of Directors confirmed that each of these nominees possesses the professional qualifications required under the Companies Law and designated Ms. Baytel as our “audit committee financial expert” under the U.S. Sarbanes-Oxley Act and SEC rules.

The remuneration for external directors is established by regulations promulgated under the Companies Law. Our Board of Directors resolved that each of our external directors be paid the maximum amount of statutory compensation to an external director of a dual-listed company allowed by the applicable law and regulations, which is in the amount of NIS 134,180 per year and NIS 4,035 per meeting which such external director attends (including meetings of committees of the Board of Directors), adjusted for changes in the Israeli Consumer Price Index for October 2015. In addition, if elected, each nominee will be entitled to the same insurance, indemnification and exculpation arrangements as currently in effect for the Company’s directors based on the Company's compensation policy, as approved by the Company's compensation committee, board of directors and shareholders in January 2017.

A brief biography of each nominee is set forth below:

Ronit Baytel has served as a member of our Board of Directors since 2007. From 2005 to 2016, Ms. Baytel served as a director in the finance department of Ormat Technologies, Inc., a company listed on the NYSE, in charge of SOX internal controls in the preparation of financial statements and tax and special projects. From 1998 to 2005 she served as senior manager at Kesselman & Kesselman, a certified public accountants firm in Israel, which is a member of the international PriceWaterhouseCoopers Accountants firm. Ms. Baytel is a certified public accountant and holds a B.A. in economics and accountancy from Tel Aviv University and an M.B.A. from the Hebrew University.

Joseph Barnea has served as a member of our Board of Directors since 2007. Mr. Barnea is a retired businessman. From 2012 to 2015, Mr. Barnea served as an external director of Imagesat International Ltd. He served as the Chief Executive Officer of Oxygen & Argon Works Ltd. from 1987 to 2005 and continued to serve as a member of its management until 2006. From 1985 to 1987, he served as the Chief Executive Officer of Telkoor Ltd. From 1980 to 1985, he served as a Vice President of Elscint Medical Imaging Ltd. Mr. Barnea is a member of the executive committee of the Israeli Industrialists Association and until 2007 he served as the Chairman of its Chemistry and Environment Association. From 2004 to 2009 Mr. Barnea served as a member of the board of the Israeli Export & International Cooperation Institute, from 2005 to 2014 he served as a member of the standard committee of the Israeli Standards Institute and prior to that, as a member of its board. From 2002 to 2004 he served first as President and then as Chairman of the International Oxygen Manufacturers Association (IOMA) USA. He served as Deputy Commander of the signal, electronics and computer corps of the Israeli Defense Forces. Mr. Barnea holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology and an M.Sc. in electrical engineering from Columbia University, New York, USA.

At the Meeting, shareholders will be asked to re-elect Ronit Baytel and Joseph Barnea as external directors, each for an additional term until the Company's 2018 Annual General Meeting, commencing immediately.

Required Approval

The election of an external director requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders or shareholders who do not have a personal interest in the approval of the election of the external director (other than a personal interest that is not the result of the shareholder's connections with a controlling shareholder) voted at the meeting vote in favor of the election of the external director; or (ii) the total number of shares among the shareholders described in section (i) above voted against the election of the external director does not exceed 2% of the aggregate voting rights in the Company. According to the Companies Law, for this purpose, "control" means the ability to direct the Company's actions, except such ability deriving solely from holding the office of director or officer in the Company, and any person who holds (including through a subsidiary and/or an affiliate) 50% or more of the voting rights or the right to appoint directors or a CEO, shall be deemed a controlling shareholder; and a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a Company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO, (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. To avoid confusion, in the form of proxy card, we refer to such a personal interest as a "personal benefit or other interest".

The enclosed form of proxy includes a box you can mark to confirm that you are not a "controlling shareholder" and do not have a personal interest in this matter arising from connections with a controlling shareholder. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact the Company's General Counsel for guidance on how to vote at +972-52-998-9595 or, if you hold your shares in "street name" you may ask the representative managing your account to contact the Company's General Counsel at the number above.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Ronit Baytel be re-elected as an external director of the Company for an additional term until the Company's 2018 Annual General Meeting, commencing immediately.

RESOLVED, that Joseph Barnea be re-elected as an external director of the Company for an additional term until the Company's 2018 Annual General Meeting, commencing immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 3 – Approval of remuneration to the Company's Chairman of the Board of Directors

Until the Meeting, our payment for the service of Mr. Ami Erel as our Chairman of the Board of Directors, who was designated by DIC, will be included in the annual management fees we pay to DIC according to our management services agreement with DIC and our Compensation Policy. Such payment is equal to the amounts of statutory compensation to an external director of a dual-listed company allowed by the applicable Israeli law and regulations, as detailed in Item 1-2 above. However, following the Meeting, Mr. Erel will no longer be a consultant to DIC and his remuneration will no longer be included in such management services agreement.

Our Compensation Committee and Board of Directors believe that it is in the best interests of the Company to retain Mr. Erel as our Chairman of the Board, a position he has held since 2005, and to compensate him directly for his highly valuable contribution to the Company.

A brief biography of Mr. Erel is set forth below:

From 2001 to 2013, Mr. Erel served as President and Chief Executive Officer of DIC and subsequently served as a consultant. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq – The Israeli Telecommunications Corporation Ltd. From 2011 to 2016, Mr. Erel also served as Deputy Chairman of the Board of Directors of ADAMA Agricultural Solutions Ltd. (where he served from 2006 as a director and later as Chairman of the Board of Directors). Mr. Erel also served as a director of Shufersal Ltd. until 2016, and serves as a director of Elron Electronic Industries Ltd. (where he served from 1999 to 2001 as President and until January 2007 as Chairman of the Board of Directors), Knafaim Holdings Ltd. and Dan Hotels Ltd. Mr. Erel served as the chairman of the executive committee of the Manufacturers Association of Israel from 2005 to 2009 and from 2009 to 2011 he served as the chairman of the Israel Export & International Cooperation Institute. Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

Our Compensation Policy allows us to pay our directors who are appointed by our controlling shareholder and hold an active role in the Company (i.e., executive directors), including our Chairman of the Board of Directors, an annual fixed payment and equity-based compensation. Mr. Erel is actively involved in the management of the Company in the scope of a 45% position, well beyond participation in meetings of our Board of Directors and committees thereof.

Accordingly, at the Meeting, we will propose to approve remuneration to our Chairman of a monthly fixed payment of NIS 87,500 plus VAT, linked to the Israeli CPI.

In April 2017 our Compensation Committee and Board of Directors each approved such remuneration to our Chairman, after approving that such remuneration is in accordance with our Compensation Policy and is not an extraordinary transaction. In approving the aforesaid, our Compensation Committee and Board of Directors each reviewed a peer group analysis, conducted by a leading independent consultant, which concluded that the proposed remuneration is on market terms and within the range of permitted peer group base salaries set forth in our Compensation Policy.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the re-election of the directors set forth above.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that the Company shall pay Ami Erel, its Chairman the Board of Directors of the Company, a monthly fixed payment of NIS 87,500 plus VAT, linked to the Israeli CPI."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 4 – Approval of amendments to the Company's Articles of Association

At the Meeting, we will propose to approve several amendments to our Articles of Association, as described below. If any of the proposed amendments are approved, the Company will restate its Articles of Association accordingly.

In January 2017 our cellular license was amended to include a reduced Israeli holding requirement of 5% (instead of the previous 20% requirement) of our outstanding share capital and other means of control, effective as of July 31, 2017. Until then, we are not required to have Israeli holdings, subject to certain requirements. The amendment further included the reduction of directors appointed by Israeli citizens and residents from among our founding shareholders (i.e., DIC) from 20% to 10% of our directors. For additional details, see our 2016 Annual Report under “Item 3. Key Information – D. Risk Factors – Risks Related to our Business – There are certain restrictions in our licenses relating to the ownership of our shares." and under "Item 4. Information on the Company – B. Business Overview - Government Regulation – Cellular Segment – Our Cellular License".

In order to align our Articles of Associations with our amended cellular license, we propose to amend Article 1(a) [definition of “Minimum Israeli Holding Percentage”] and Article 38(a) of our Articles of Association with the amended requirements, as set forth below. The words proposed to be added are highlighted in boldface font and underlined and the words proposed to be deleted are indicated by strikethrough.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the re-election of the directors set forth above.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Article 1(a) [definition of “Minimum Israeli Holding Percentage”] and Article 38(a) of the Company’s articles of association be amended with the changes marked below:'1. Definitions

(a)	…

The “Minimum Israeli Holding Percentage” shall mean the minimum percentage of each of the Means of Control in the Company required to be held by the Israeli Shareholders from among the Founding Shareholders (which, as of the date on which these Articles become effective, are DIC), pursuant to the Cellular License and the Other Licenses, which ~~on the date of adoption of these Articles~~ as of July 31, 2017 is ~~20~~5%, provided, however, that “dormant shares” (as defined in the Companies Law) held by the Company shall not be counted as part of the Company’s outstanding share capital for the purpose of calculating the Minimum Israeli Holding Percentage.'

'38. Election and Removal of Directors

(a) For so long as and to the extent required under the Cellular License or any of the Other Licenses, at least ~~20~~ 10% of the Directors shall be Israeli Directors and shall be appointed and removed only by the Founding Shareholders who are Israeli Shareholders by means of delivering a written notice from such Israeli Shareholders to the Company advising it of such appointment or removal, as applicable, provided, however, that: (i) in the event that the Board of Directors includes fourteen (14) Directors or less, such Israeli Shareholders shall be entitled to appoint ~~two~~ one (~~2~~1) Israeli Director~~s~~, and (ii) in the event that the Board of Directors includes between fifteen (15) and twenty-four (24) Directors, such Israeli Shareholders shall be entitled to appoint ~~three~~ two (~~3~~2) Israeli Directors. In the event that there is only one Founding Shareholder who is also an Israeli Shareholder, the written notices regarding the appointment or removal of the Israeli Directors shall be delivered by such shareholder, and in the event that there are two or more Founding Shareholders who are also Israeli Shareholders, the written notices regarding the appointment or removal of the Israeli Directors shall be delivered jointly by the holder or holders of the majority of the Ordinary Shares held by Founding Shareholders who are also Israeli Shareholders. The provisions of the other subsections of Article 38 (other than Article 38(e), to the extent that an Israeli Director was appointed for a specific term) shall not apply to any Israeli Director who may be appointed to and removed from office in accordance with this Article 38(a).'”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the Extraordinary General Meeting of Shareholders must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our VP Legal and Corporate Secretary at the following address: Cellcom Israel Ltd., 10 Hagavish Street, Netanya 4250708, Israel, Attn.: Liat Menahemi Stadler, VP Legal and Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our VP Legal and Corporate Secretary must receive the written proposal no later than May 4, 2017. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than May 11, 2017.

POSITION STATEMENTS

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to 10 Hagavish Street, Netanya 4250708, Israel, Attn.: Liat Menahemi Stadler, VP Legal and Corporate Secretary no later than May 28, 2017 . Any position statement received will be filed on a Current Report on Form 6-K with the SEC and the ISA.

By Order of the Board of Directors,

Liat Menahemi Stadler
VP Legal and Corporate Secretary

Dated: April 27, 2017

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	April 27, 2017	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary